AMENDED SCHEDULE A
Dated October 24, 2017
to
AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
Between
ULTIMUS MANAGERS TRUST
And
ALAMBIC INVESTMENT MANAGEMENT, L.P.
Dated July 24, 2017

This Amended Schedule A, dated October 24, 2017, modifies and amends the Schedule A to the Amended and Restated Expense Limitation Agreement, dated July 24, 2017, between Ultimus Managers Trust, on behalf of the Funds listed below, and Alambic Investment Management, L.P., to read as follows:

Fund Name	Maximum Operating Expense Limit*	Termination Date
Alambic Small Cap Value Plus Fund	0.95%	January 1, 2019
Alambic Small Cap Growth Plus Fund	0.95%	January 1, 2019
Alambic Mid Cap Growth Plus Fund	0.85%	January 1, 2019
Alambic Mid Cap Value Plus Fund	0.85%	January 1, 2019

*
Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act.

In Witness Whereof, the parties hereto have executed this Amended Schedule as of the date first above written.

Ultimus Managers Trust		Alambic Investment Management, L.P.

By:	/s/ David R. Carson	By:	/s/ Robert T. Slaymaker
Name:	David R. Carson	Name:	Robert T. Slaymaker
Title:	President	Title:	Partner